

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Brian Foote
Chief Executive Officer
Humbl, Inc.
600 B Street, Suite 300
San Diego, California 92101

Re: **HUMBL, Inc.**
Amendment No. 7 to Registration Statement on Form S-1
Filed July 20, 2022
File No. 333-261403

Dear Mr. Foote:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2022 letter.

Amendment No. 7 to Registration Statement on Form S-4 filed July 20, 2022

Exhibit Index, page II-5

1. We note the statement in Exhibit 5.1 that counsel has assumed that, among other things, "(a) each of the warrants and convertible notes held by existing shareholders of the Company for which the underlying Shares are being registered ("Transaction Documents") have been duly executed and delivered by all parties thereto, (b) the parties to the Transaction Documents had the power, corporate or otherwise, to enter into and perform their obligations under those documents . . . ." In this regard, it appears that the Company is a party to such Transaction Documents. Because it is not appropriate for counsel to assume that the Company has duly executed and delivered such documents and taken all corporate actions necessary to authorize the issuance of shares underlying the

convertible securities, please revise to exclude the Company from such assumptions. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

 You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ernest Stern